LAS VEGAS FROM HOME.COM

ENTERTAINMENT INC.

CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Expressed in Canadian dollars)

SIX MONTH PERIODS ENDED JUNE 30, 2005 and 2004

(Unaudited – Prepared by Management)

(These interim financial statements have not been reviewed by the Company’s Auditor)

Consolidated Balance Sheets
	June 30	December 31
	2005	2004
	(unaudited)	(audited)
ASSETS
Current
Cash & term deposits	$2,371,078	$-
Marketable securities (note 5)	383	383
Accounts receivable	1,219,569	1,203,471
Prepaids & security deposits	16,002	102,899

	3,607,032	1,306,753
Due from related parties (note 10(c))	630,800	371,347
Equipment & Software Development (note 6)	1,795,157	904,747

	$6,032,989	$2,582,847

LIABILITIES
Current
Bank indebtedness	$—	$20,717
Accounts payable & accrued liabilities	1,541,655	1,361,239
Due to related parties (note 10(b))	—	8,525
Other obligations (note 7)	—	516,008
Obligation under capital lease (note 8)	19,904	19,904

	1,561,559	1,926,393
Obligation under capital lease (note 8)	13,560	23,190

	1,575,119	1,949,583

SHAREHOLDERS’ EQUITY (DEFICIENCY)
Capital stock (note 9)	19,090,101	17,299,101
Subscription received	1,883,470	750,000
Contributed Surplus (note 9 (e))	2,601,332	2,451,298
Deficit	(19,117,033)	(19,867,135)

	4,457,870	633,264

Total Liabilities & Stockholders’ Equity	$6,032,989	$2,582,847

Commitments (note 13)

On behalf of the Board,

“Bedo H. Kalpakian” “Neil Spellman”

Consolidated Statements of Operations & Deficit
	Three Months Ended					Six Months Ended
		June 30				June 30
	2005		2004		2005	2004
	(unaudited)			(unaudited)	(unaudited)	(unaudited)
Revenues	$2,676,154		$	281,334	$4,760,210	$ 558,010
Interest	8,470			1,645	9,725	1,748

	2,684,624			282,979	4,769,935	559,758

Expenses
Advertising and promotion	1,006,807			120,265	1,753,776	218,511
Amortization	72,861			27,679	138,197	49,792
Bank, interest and foreign exchange charges	753			3,936	3,126	9,550
Commission fees	24,710			—	24,710	—
Consulting and professional fees	145,109			19,175	235,236	98,250
Donations	15,000			—	25,000	—
Legal, accounting and audit	29,912			8,043	63,661	11,171
Management fees	45,000			45,000	90,000	90,000
Office	108,324			29,487	153,140	64,672
Net revenue sharing	—			87,277	—	87,277
Regulatory and transfer agent fees	23,411			4,650	25,509	6,627
Rent	97,829			54,473	176,454	111,572
Salaries and benefits	469,089			309,319	803,341	618,318
Shareholder communication	10,383			4,713	10,633	5,097
Software licensing fees	16,552			—	16,552	—
Technical consulting	—			—	—	2,600
Telephone	16,936			(24,524)	26,313	(17,756)
Transaction fees	205,824			4,257	382,112	20,222
Travel, meals and entertainment	107,733			18,737	189,455	71,742
	2,396,233			712,487	4,117,215	1,447,645

Gain/(loss) before other items	288,391			(429,508)	652,720	(887,887)
Other items
Purchase and Termination of net revenue sharing Agreement	—			(381,501)	—	(381,501)
Write down of marketable securities	—			(47,369)	—	(53,924)
Gain on settlement of debt	97,382			—	97,382	—
Write off demand loan	—			(3,800)	—	(3,800)

	97,382			(428,870)	97,382	(439,225)

Net gain/(loss) for period	385,773			(862,178)	750,102	(1,327,112)
Deficit, beginning of period	(19,502,806)			(14,688,482)	(19,867,135)	(14,223,548)

Deficit, end of period	(19,117,033)			(15,550,660)	(19,117,033)	(15,550,660)

Weighted average number of shares	77,925,844			55,882,902	77,925,844	55,882,902

Weighted average gain/(loss) per common share	0.005			(0.02)	0.01	(0.02)

Consolidated Statements of Cash Flows
	Three Months ended		Six months ended
	June 30		June 30
	2005	2004	2005	2004
(unaudited)		(unaudited)	(unaudited)	(unaudited)
Cash provided by (used for)
Operations
Net gain/(loss)	$385,773	$(862,178)	$750,102	$(1,327,112)
Items not affecting cash
Amortization	72,861	27,679	138,197	49,792
Capitalization of deferred amortization	3,737	—	7,677	—
Foreign exchange	7,377	—	—	—
Stock-based compensation	150,034	—	150,034	—

	619,782	(834,499)	1,046,010	(1,277,320)

Changes in non-cash working capital:
Receivables	279,719	107,498	(16,098)	(37,028)
Prepaids	(732)	(1,952)	86,897	68,639
Receivable from related party	(132,636)	658,605	(259,453)	35,818
Payables and accruals	260,919	280,576	180,416	316,331
Payable to related parties	(11,494)	13,661	(8,525)	5,680

	395,776	1,058,388	(16,763)	389,440

	1,015,558	223,889	1,029,247	(887,880)

Financing
Issuance of common shares for cash	888,280	62,727	1,791,000	1,368,202
Capital subscriptions	683,470	—	1,133,470	—
Repayment of capital lease	(4,935)	(3,453)	(9,630)	(6,124)
Other obligations	(210,350)	—	(516,008)	—

	1,356,465	59,274	2,398,832	1,362,078

Investing
Equipment	(541,960)	(94,304)	(565,927)	(112,573)
Marketable securities	—	85,519	—	(61,230)
Additions to software development	(235,236)	—	(470,357)	—

	(777,196)	(8,785)	(1,036,284)	(173,803)

Increase in cash and cash equivalents	1,594,827	274,378	2,391,795	300,395
Cash and cash equivalents, beginning of period	776,251	26,017	(20,717)	—

Cash and cash equivalents, end of period	2,371,078	300,395	2,371,078	300,395

Notes to the Consolidated Interim Financial Statements
Six Months Ended June 30, 2005 and 2004
(Unaudited – Prepared by Management)

1.	Nature of Operations and Going Concern

These financial statements have been prepared on the basis of accounting principles applicable to a “going concern” basis, which assumes that the Company will continue to be in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations.

The principal business of the Company and its Antiguan subsidiary, Action Poker Gaming Inc. (“Action”) is the development and marketing of software for on-line multi-player interactive card games.

During 2002, Action moved its operations from its location in Antigua to the facilities of Mohawk Internet Technologies Inc. (“Mohawk”) which acts as its hosting facility for its servers, located on the Kahnawake Mohawk Reserve (“Kahnawake”) in Canada.

Kahnawake has reserve status in Canada, which has its own regulations and laws concerning interactive gaming. These regulations allow the Kahnawake Gaming Commission to issue a gaming licence to a third party authorizing the conduct of authorized games by means of a telecommunication device, including the Internet. The law in Kahnawake regarding on-line gaming has not yet been tested by Canadian legal authorities therefore the legality of this issue is inconclusive.

The Kahnawake Gaming Commission issued to Action, an interactive gaming license to operate and exploit an Internet gaming facility, to be located at Mohawk. Action is the owner and operator of www.tigergaming.com, www.atlantisworldpoker.com, www.holycowpoker.com and www.pokerincanada.com. Furthermore, Action hosts and operates other online poker websites on behalf of its licensees.

The gaming and entertainment operations are carried on by Action. The principal revenues of Action are from collecting rakes, licensing fees and royalties.

During 2005, Action has licensed from an arm’s length third party, an online Casino Software (”Online Casino”), which is operated by Action under the URL www.playvegasfromhome.com.

Although management believes that the conduct of Internet gaming related activities by Action will represent a lawful business, there is the risk that the legality of the Internet gaming related activities may be challenged by Canadian or other legal authorities. If the legality of the Internet gaming related activities are challenged and the challenge is sustained, it may have a material adverse impact on the financial affairs of the Company.

The Company has incurred significant operating losses over the past three fiscal years. Management’s efforts are directed at increasing revenues and pursuing opportunities of merit for the Company.

These financial statements do not reflect adjustments that would be necessary if the “going concern” assumption were not appropriate because management believes that the actions already taken or planned will mitigate the adverse conditions and events which raise doubts about the validity of the “going concern” assumption used in preparing these financial statements.

If the “going concern” assumption were not appropriate for these financial statements, then adjustments would be necessary in the carrying values of assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used.

2.	Basis of Presentation

The financial statements have been prepared in accordance with accounting principles generally accepted in Canada and all amounts are expressed in Canadian dollars. These principles differ in certain respects from those that the Company would have followed had its financial statements been prepared in accordance with accounting principles generally accepted in the United States of America. These unaudited interim financial statements should be read in conjunction with the most recent audited annual financial statements. The significant accounting policies follow that of the most recently reported audited annual financial statements. In the opinion of the Company, its unaudited interim financial statements contain all of the adjustments necessary in order to present a fair statement of the results of the interim periods presented.

3.	Significant Accounting Policies

(a)	Principles of consolidation

These consolidated financial statements include the accounts of Las Vegas From Home.com Entertainment Inc., and its wholly-owned subsidiaries Action Poker Gaming Inc., Action Commerce Limited., and APG Enterprises Limited. All inter-company balances and transactions have been eliminated.

(b)	Marketable securities

Marketable securities are valued at the lower of cost and market at the balance sheet date.

(c)	Amortization

Amortization of property and equipment is calculated on a straight-line basis at the following annual rates:

Office Furniture	- 30%

Computer equipment	- 20%

Automobile	- 30%

Software and development costs	- 5 years

Software development costs are capitalized once technical feasibility has been established and a market has been identified. Such capitalized costs are amortized over the expected life of the product developed once it has been commercially released or pro-rata based upon future revenue projection, whichever creates the greatest amortization expense.

(d)	Stock-based compensation plans

Effective January 2004, the Company adopted the new requirements of the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3870, which requires all forms of stock based compensation, including stock options to be accounted for using the Fair Value based method and recorded as an expense over the vesting period. Previously, the Company did not record any compensation cost on the granting of stock options to directors, officers, employees and consultants as the exercise price was equal to or greater than the market price at the date of the grants.

(e)	Revenue recognition

The Company recognizes revenues from licensees and customers on an accrual basis based on agreed terms of licenses and contracts as the services are rendered. Revenues are earned from licensees based on rake splits established in licensee contracts and can vary depending on the licensee. The Company only reports its share of the revenues earned. When a player joins a game, they are charged rake revenue; this amount is non-refundable, therefore the Company recognizes rake revenue as well as rake rate-based license fees revenue at the time a player joins a game. In addition, the Company charges fees to its licensees for administration.

The Company recognizes revenues/losses from its Online Casino once a player loses or gains the wager.

Allowances for non-collection of revenues are made when collectibility becomes uncertain.

(f)	Income taxes

The Company follows the liability method based on the accounting recommendations for income taxes issued by the Canadian Institute of Chartered Accountants (“CICA”). Under the liability method future income tax assets and liabilities are computed based on differences between the carrying amount of assets and liabilities on the balance sheet and their corresponding tax values, using the enacted income tax rates at each balance sheet date. Future income tax assets can also result by applying unused loss carry-forwards and other deductions. The valuation of any future income tax assets is reviewed annually and adjusted, if necessary, by use of a valuation allowance to reflect the estimated realizable amount.

(g)	Player deposits

Player deposits are included in the Company’s Accounts Payables, and represent funds deposited by the Players.

(h)	Foreign currency translation

The Company’s functional currency is the Canadian dollar; therefore, amounts recorded in foreign currency are translated into Canadian dollars as follows:

(i)	Monetary assets, liabilities and long-term monetary assets and liabilities, at the rate of exchange in effect as at the balance sheet date;

(ii)	Non-monetary assets and liabilities at the exchange rates prevailing at the time of the acquisition of the assets or assumption of the liabilities; and

(iii)	Revenues and expenses, (excluding amortization which is translated at the same rate as the related asset), at the rates in effect at the time of the transaction.

Gains and losses arising from this translation of foreign currency are included in net income.

(i)	Net profit/(loss) per share

Net profit/(loss) per share is calculated using the weighted average number of shares outstanding. The dilutive effect of options and warrants is not reflected in the net profit/(loss) per share for the six month periods ended June 30, 2005 and 2004.

(j)	Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and would impact future results of operations and cash flows.

4.	Financial Instruments

(i)	Fair value

The carrying value of accounts receivable, bank indebtedness, accounts payable and accrued liabilities, amounts due to and from related parties and obligation under capital lease approximate their fair value because of the short maturity of these financial instruments.

(ii)	Interest rate risk

The Company is not exposed to significant interest rate risk due to the short-term maturity of its monetary current assets and liabilities.

(iii)	Credit risk

The Company is exposed to credit risk with respect to its accounts receivable, however, risks on accounts receivable is minimal as receivables are from major internet payment processors.

(iv)	Translation risk

The Company remeasures the results of foreign operations into Canadian currency using approximately the average exchange rate for the year. The exchange rate may vary from time to time. This risk is minimized to the extent that all non-Canadian source revenues and expenses are in US dollars.

(v)	Market risk

Marketable securities are valued at the lower of cost and market at the balance sheet date. The Company is exposed to market risk with respect to marketable securities from adverse fluctuations in their market value and in the event the marketable securities are delisted from public trading.

5.	Marketable Securities

	June 30, 2005	December 31, 2004

Marketable securities market value (June 30, 2005 — $442; December 31, 2004 — $520)	$383	$383

6. Equipment and software development

				June 30	December 31
				2005	2004
			Accumulated	Net	Net
	Cost		Amortization	Book Value	Book Value

Software and	$		$	$	$
development costs		1,706,838	274,282	1,432,556	666,342
Computer equipment		453,091	142,478	310,613	197,560
Automobile		11,420	280	11,140	—
Office furniture		6,000	99	5,901	—
Computer equipment
under capital lease		64,320	29,373	34,947	40,845

		$2,241,669	$446,512	$1,795,157	$904,747

During 2001, the Company commenced developing its own multi-player interactive card games software. The amount of $180,901 has been capitalized under Software and development costs. Amortization commenced in 2002 as the software was commercially released during the year. During the year ended December 31, 2004, an additional $659,979 was capitalized as software development costs. For the six month period ended June 30, 2005, the amount of $470,357 has been capitalized under software and development costs. Amortization expense of $99,744 has been applied to the costs capitalized for the six month period ended June 30, 2005.

7. Other obligations

Other obligations are comprised of the following:

	June 30, 2005		December 31,
			2004
Loan from International Interactive Ventures	$		$
(“Interactive”)		—	275,608
License fee from settlement		—	240,400
		$—	$516,008

(a)	Pursuant to a Loan Agreement, the Loan from Interactive of US $250,000 (Cdn $275,608) was obtained in June, 2004, and is payable in monthly instalments equal to 5% of Action’s revenues for the first twelve months and 10% of Action’s revenues thereafter until the loan is paid. The entire amount was fully repaid by the Company on March 15, 2005. In lieu of interest, the Company is obliged to make monthly bonus payments to Interactive equal to 5% of Action’s revenues for a period of twelve months. Bonus payments totalling US $20,709 have been made up to October, 2004. On April 15, 2005, as consideration for the early repayment of the Loan by the Company, Interactive has cancelled the Loan Agreement and has forever forgiven all outstanding and future bonus payments that were payable pursuant to the Loan Agreement.

(b)	The license fee from settlement of US $200,000 is the maximum amount of a series of royalty payments that are payable to an arm’s length third party (the “Third Party”) as follows:

•	Four equal instalments of US $25,000 until November 2, 2005;

•	Quarterly payments of US $10,000 for every US $1,000,000 of Las Vegas’ cumulative rake income commencing January 1, 2005 for up to US $5,000,000 of Las Vegas’ cumulative rake revenues; and,

•	A single payment of US $50,000 for the first subsequent US $5,000,000 of Las Vegas’ cumulative rake revenues after the above mentioned US $5,000,000 has been reached.

On May 6, 2005, the Company and the Third Party entered into a Modification to “License and Settlement Agreement” of February 17, 2005, whereby the Company paid one final payment of US $90,000 as full and final settlement, and complete release of all the Company’s royalty obligations. As a result, the Company recorded a gain of Cdn $97,382 in its statement of operations and deficit for the six month period ended June 30, 2005.

Prior to May 6, 2005, the Company had paid US $25,000 to the Third Party.

8. Obligation under capital lease

The following is the schedule of future minimum lease payments under capital lease:

Amount
2005	$12,852
2006	22,811
2007	2,556
Total minimum lease payments	$38,219
Less: Amount representing interest and executory costs	4,755
Present value of net minimum lease payments	$33,464
Less: Current portion	19,904

Obligation under capital lease	$13,560

A certain portion of the Obligation under capital lease has been personally guaranteed by the Company’s President, Jacob H. Kalpakian.

9. Capital stock

(a) Authorized:

100,000,000 common shares without par value

5,000,000 preferred shares

(b)	Changes in capital stock:

	June 30, 2005		December 31, 2004
	Number		Number
	of Shares	Amount	of Shares	Amount
Balance beginning of period	69,858,678	$17,299,101	52,033,270	$14,345,780
Exercise of stock options for cash	2,185,000	383,000	2,375,408	424,318
Exercise of warrants for cash	2,330,000	408,000	—	—
Reclassification of contributed surplus on exercise of options	—	—	—	251,003
Private placement
net proceeds	5,000,000	1,000,000	15,450,000	2,278,000

Balance end of period	79,373,678	$19,090,101	69,858,678	$17,299,101

During the six month period ended June 30, 2005, the Company issued 2,185,000 common shares of the Company to directors, employees and consultants as a result of the exercising of stock options at prices ranging from $0.12 to $0.19 per common share for total proceeds to the Company of $383,000.

During the six month period ended June 30, 2005, the Company issued 2,330,000 common shares of the Company to various warrant holders as a result of the exercising of warrants at prices ranging from $0.10 and $0.25 per common share for total proceeds to the Company of $408,000.

The Company has entered into non-brokered private placement agreements dated December 13, 2004, to issue 5,000,000 units at $0.20 per unit, each unit consisting of one common share and one-half of one share purchase warrant, each whole share purchase warrant entitling the holder to purchase one additional common share at a price of $0.25 per common share for a period of 24 months. As of January 7, 2005, all 5,000,000 units were issued.

The Company entered into an agreement on April 20, 2005, with a syndicate of underwriters led by Wellington West Capital Markets Inc. and CIBC World Markets Inc. and including GMP Securities Ltd. and Sprott Securities Inc. (collectively the “Underwriters”) for a “bought-deal” underwritten private placement of Subscription Receipts (the “Brokered Offering”). The Brokered Offering closed on May 13, 2005, and on June 30, 2005, at the Company’s Annual and Special General Meeting, the Company’s shareholders approved the increase in the authorized share capital of the Company to an unlimited number of common shares and an unlimited number of preferred shares, in each case without nominal or par value. As a result, and subsequent to the six month period ended June 30, 2005, 12,485,500 common shares and 6,242,750 share purchase warrants at an exercise price of $1.00 per common share were issued to various investors pursuant to the Brokered Offering. Total proceeds received by the Company were $7,487,689. The Company paid the Underwriters an aggregate cash commission of $547,801 and issued a total of 842,771 Broker’s Compensation Warrants (the “Compensation Warrants”) which are exercisable into Units at $0.65 per Unit. Each Unit consists of one common share in the capital of the Company and one half of one share purchase warrant. One whole share purchase warrant is required to purchase one additional common share at $1.00 per share. All share purchase warrants expire on May 13, 2007. The shares, share purchase warrants and Compensation Warrants, which were issued by the Company on July 13, 2005, have hold periods which expire on September 14, 2005, at which time, it is anticipated that the share purchase warrants will commence trading on the TSX Venture Exchange.

(c) Stock options

Pursuant to the Company’s Amended 2004 Stock Option Plan which has received TSX Venture Exchange approval, the Company grants stock options to employees, directors, officers and consultants. The following summarizes the employees’, directors’ and consultants’ stock options that have been granted, exercised, cancelled and expired during the six month period ended June 30, 2005:

		Exercise
Stock Options	Number of Shares	Price $
Balance beginning of period	11,165,592	0.12 to 0.20
Options granted	1,135,000	0.20 to 0.44
Options exercised	(2,185,000)	0.12 to 0.19
Options expired	—	0.12 to 0.19

Balance end of period	10,115,592	0.12 to 0.44

(d)	Warrants

The following summarizes warrants that have been issued, exercised or have expired during the six month period ended June 30, 2005. All of the warrants have been issued in connection with the sale of common shares of the company, unless otherwise stated:

	Number of Warrants	Exercise Price $
Balance beginning of period	6,645,000	0.10 to 0.20
Warrants exercised	(2,330,000)	0.10 to 0.25
Warrants issued	2,500,000	0.25
Warrants expired	—	n/a

Balance end of period	6,815,000	0.10 to 0.25

(e) Contributed Surplus –Stock Option compensation

The Company applies the fair value method using the Black-Scholes options model in accounting for its stock options granted to directors, officers, employees and consultants, and accordingly, stock option compensation of $150,034 was recognized as an expense. This amount is credited to contributed surplus and then subsequently transferred to capital stock on exercise of the options.

The fair value of each option grant is calculated using the following weighted average assumptions:
Expected life (years)	2
Interest rate	3.00%
Volatility	221.50%
Dividend yield	0.00%

10. Related party transactions

(a)	Pursuant to a Licensing Agreement dated November 4, 2002, the Company received a payment of $200,000 from Bronx Ventures Inc. (formerly Lucky 1 Enterprises Inc.) (“Bronx”), a company related by common management, directors and officers. This payment represented Bronx’s sole contribution towards the software development cost for three online card games (the “three card games Software”). The Company and Bronx have equal ownership of the three card games Software. The Company’s Antiguan subsidiary is the operator of the three card games Software and receives 60% of all revenues generated from the operations of the three card games Software. Bronx receives the remaining 40%. In respect to this transaction, the Company received the approval of the TSX Venture Exchange on November 21, 2002. For the six month period ended June 30, 2005, the Company has paid to Bronx $217,688 which represents Bronx’s 40% share of revenues generated from the three card games Software (2004: $58,016).

(b) Due to related parties

	June 30	December 31
	2005	2004
Due to Directors	$—	$8,525

	$—	$8,525

Amounts payable to directors are for travel expenses incurred on behalf of the Company.

(c) Due from related parties

		June 30	December 31
		2005	2004
Due from Directors		1,283		—
Bronx Ventures Inc.(held in trust)	$	629,517	$	371,347

	$	630,800	$	371,347

The Amount of $629,517 is held in trust for the Company by Bronx which is a receivable from Bronx.

(d)	Related party transactions during the six month periods ended June 30, 2005 and 2004:

As of January 1, 2005, the Company and Bronx no longer have any related party transactions with regards to office expenses, loans, benefits and rent.

(i)	paid management fees to a company related by common management and directors $90,000 (2004: $90,000);

(ii)	As of January 7, 2005, Bronx, a related company, has acquired for investment purposes, pursuant to the non-brokered private placement dated December 13, 2004, 1,250,000 units of the Company at $0.20 per unit for proceeds to the Company of $250,000. Each unit consists of one common share and one-half of one share purchase warrant. One whole share purchase warrant is required to acquire one additional common share at $0.25 per common share for a period of 24 months.

(iii)	Two directors of the Company participated in the non-brokered private placement dated October 25, 2004, whereby they acquired a total of 300,000 units of the Company at $0.10 per unit.

(iv)	During the six month period ended June 30, 2004, the Company entered into non-brokered private placement financing agreements with Bronx, a related party. The Company has issued to Bronx, 1,250,000 common shares of the Company at $0.32 per share for total proceeds of $400,000 and 2,750,000 common shares of the Company at $0.30 per share for total proceeds of $825,000.

11.	Purchase of net revenue sharing

In June 2003, Action entered into an agreement with Atlantis Casino (“Atlantis”) whereby Atlantis purchased a 35% interest in Action’s monthly net revenues for US $1,000,000. During 2004, the parties entered into an agreement (the “Purchase Back Agreement”) whereby Action purchased back the 35% interest in Action’s monthly net revenues from Atlantis for US $1,000,000 of which US $327,620 remained outstanding at December 31, 2004. As of March 8, 2005, the outstanding amount was fully paid. The Company and Action have no further obligations whatsoever to Atlantis.

12. Income taxes

	December 31	December 31
	2004	2003
Future income tax assets
Non-capital loss carry-forwards for Canadian purposes	$7,883,567	$7,041,796
Capital losses	979,548	905,088
Excess of unamortized capital cost over net book value of fixed assets	223,723	61,661
Exploration expenditures for Canadian purposes
Unused cumulative Canadian exploration expenses	6,370	6,370
Unused cumulative foreign exploration and development expenses	262,527	262,527

	9,355,735	8,277,442
Tax rate - 38.00%	3,555,179	3,145,428
Less: Valuation allowance	(3,555,179)	(3,145,428)

	$0	$0

The valuation allowance reflects the Company’s estimate that the tax assets will likely not be realized and consequently have not been recorded in these financial statements.

For Canadian income tax purposes, the exploration and development expenses can be carried forward indefinitely.

The Company has net capital losses for income tax purposes of $979,548 which can be carried forward indefinitely. The Company has available non-capital losses which may be carried-forward to apply against future income for Canadian tax purposes. The losses expire as follows:

2005	$158,221

2006	708,311

2007	1,108,651

2008	1,049,307

2009	1,578,410

2010	2,315,756

2014	964,911

$7,883,567

The benefit of these losses has not been recorded in these financial statements.

13.	Commitments

(a)	Pursuant to agreements entered into with various parties, Action is required to make the following payments:

(i)	Interactive gaming license

Annual license fee of US $10,000;

(ii)	Kahnawake server park rent
Monthly user fee of US $10,000;

(on a sliding scale, Kahnawake charges the Company for any additional increase in band width costs as they are incurred)

(iii)	Financial transaction fees

Minimum monthly fee of US $2,000 for the credit card transactions, plus bank surcharges and other charges or fees imposed by banks for handling credit card transactions;

(iv)	Software Licensing Fees

- Set up fee — US $13,260 (already paid)
— Monthly Hosting & Support fee — US $2,660
— License Fee – calculated based on monthly casino results on a sliding scale basis

(b)	Lease commitments

The Company has entered into an operating lease expiring in 2006 for office space. The minimum rental commitments under the operating lease are as follows:

Expiry Date	Amount
2005	$	29,550

2006	$	14,775

14.	Subsequent events

At the Annual and Special General Meeting of the Company’s shareholders which was held on June 30, 2005, the shareholders approved the adoption of new articles for the Company pursuant to the New Business Corporations Act (British Columbia), approved the increase of the Company’s authorized share capital to an unlimited number of common shares and an unlimited number of preferred shares, in each case without nominal or par value, and also approved the amendment to the Company’s 2004 Stock Option Plan (the “Amended 2004 Stock Option Plan”) by increasing the maximum number of common shares which may be reserved for issuance to 15,866,936.

As disclosed in note 9(b), the Brokered Offering closed on May 13, 2005. As a result, and subsequent to the six month period ended June 30, 2005, the Company issued 12,485,500 common shares and 6,242,750 share purchase warrants at an exercise price of $1.00 per common share pursuant to the Brokered Offering. The Company paid the Underwriters an aggregate cash commission of $547,801 and issued a total of 842,771 Broker’s Compensation Warrants (the “Compensation Warrants”) which are exercisable into Units at $0.65 per Unit. Each Unit consists of one common share in the capital of the Company and one half of one share purchase warrant. One whole share purchase warrant is required to purchase one additional common share at $1.00 per share. All share purchase warrants and Compensation Warrants expire on May 13, 2007. The shares, share purchase warrants and Compensation Warrants, which were issued by the Company on July 13, 2005, have hold periods which expire on September 14, 2005, at which time, it is anticipated that the share purchase warrants will commence trading on the TSX Venture Exchange.

The Company will not proceed with the previously announced non-brokered private placement for 1,462,000 Units with a third party, for proceeds of $950,300 on the same terms as the Brokered Offering.

Furthermore, during the first quarter of 2005, the Company had received, from a third party, a subscription for the securities of the Company in the amount of $450,000 which was not accepted by the Company and such amount was returned by the Company to the third party on July 25, 2005.

The amount of $1,283 that was due from two Directors [note 10(c)] was fully repaid by the Directors on August 5, 2005.

Subsequent to the six month period ended June 30, 2005, a total of 282,500 stock options were exercised at prices ranging between $0.12 and $0.18 per common share for total proceeds to the Company of $34,850 and a total of 70,000 stock options at prices ranging between $0.12 and $0.19 expired.

Subsequent to the six month period ended June 30, 2005, 100,000 warrants were exercised at $0.20 per common share for total proceeds to the Company of $20,000. A total of 6,242,750 share purchase warrants at an exercise price of $1.00 per common share and 842,771 Compensation Warrants exercisable into Units were issued by the Company pursuant to the aforementioned Brokered Offering.

Subsequent to the six month period ended June 30, 2005, the Company acquired additional marketable securities for a total amount of $117,200.

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS

I, Bedo H. Kalpakian, Chairman & C.F.O. of Las Vegas From Home.com Entertainment Inc., certify that:

1.	I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Las Vegas From Home.com Entertainment Inc., (the issuer) for the interim period ending June 30, 2005;

2.	Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.	Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.	The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a)	designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b)	designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

5.	I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date: August 10, 2005.

“Bedo H. Kalpakian”

Bedo H. Kalpakian
Chairman & C.F.O.

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS

I, Jacob H. Kalpakian, President & C.E.O. of Las Vegas From Home.com Entertainment Inc., certify that:

1.	I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Las Vegas From Home.com Entertainment Inc., (the issuer) for the interim period ending June 30, 2005;

2.	Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.	Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.	The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a)	designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b)	designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

5.	I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date: August 10, 2005.

“Jacob H. Kalpakian”

Jacob H. Kalpakian
President & C.E.O.